Exhibit 6

LETTER OF CONSENT

TO: UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Re:   InterOil Corporation Annual Report on Form 40-F dated March 30, 2016

We are a firm of independent petroleum engineering consultants and have prepared reports dated March 23, 2016 for InterOil Corporation providing an independent resources assessment for the Raptor and Bobcat Gas Fields as at December 31, 2015 as described in the Annual Information Form (“AIF”) of InterOil Corporation dated March 30, 2016.

We hereby consent to the use to our name and report and incorporation by reference in the Registration Statements on Form S-8 (No. 333-162139), Form S-8 (No. 333-148673), Form S-8 (No. 333-124617), Form F-10/A (No. 333-152459), Form F-10/A (No. 333-169536), Form F-10/A (No.333-186982) and Form F-10/A (No. 333-204871) of InterOil Corporation of our report dated March 23, 2016, which is incorporated by reference in this Annual Report on Form 40-F dated March 30, 2016 of InterOil Corporation.

Yours truly,

RISC Operations Pty Limited

/s/ Antony Corrie-Keilig
Antony Corrie-Keilig IntPE (Aus) SPEC
Perth, Australia
March 30, 2016